October 3, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief

Re:	Logitech International S.A.

Form 10-K for the Fiscal Year ended March 31, 2008

Filed May 30, 2008

Definitive Proxy Statement on Schedule 14A

Filed July 29, 2008

File No. 0-29174

Dear Mr. Kronforst:

We have received your comment letter dated September 10, 2008 with respect to the above-referenced filings made by Logitech International S.A. (“Logitech”). The following represents our response to your comments. For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the Year Ended March 31, 2008

Item 1, Business

Principal Markets, page 11

1.	Staff Comment No. 1: We note your disclosure in regard to Ingram Micro accounting for 14% of your net sales in 2008, 2007 and 2006. State whether you have an agreement with Ingram and, if so, disclose the material terms. If there is an agreement, please also provide an analysis as to why the agreement does not need to be filed under Item 601(b)(10) of Regulation S-K.

Response to Comment No. 1:

Our disclosure of net sales to Ingram Micro is based on our total sales to entities affiliated with Ingram Micro. We have nine active distribution agreements with a total of seven Ingram Micro entities, covering sales to these entities in various parts of the world including the United States, Mexico, China, India, and Australia, among others.

The terms of the distribution agreements with the Ingram Micro entities are consistent with and similar to our agreements with our other distributors, which are all executed in the normal course of business. All our distribution agreements vary to some degree to reflect differences in local law and business practices in the countries in which the distributors are located. However, the distribution agreements with the Ingram Micro entities contain the following characteristics, which are consistent with the terms of our other distribution agreements:

•	The agreements are non-exclusive in the particular territory and contain no minimum purchase requirements.

•

Each agreement may be terminated for convenience at any time by either party. Most agreements provide for termination on 30 days’ written notice from either party, with two Ingram Micro agreements providing for termination on 90 days’ notice.

•

We generally offer an allowance for marketing activities equal to a negotiated percentage of sales and volume rebates related to purchase volumes or sales of specific products to specified retailers. These terms vary by agreement.

•	Most agreements allow price protection credits to be issued for on – hand or in transit new inventory if we, in our sole discretion, lower the price of the product.

•

We grant limited rights to return product, which vary by distributor. Under most of the Ingram Micro agreements, the Ingram Micro entities may return defective products and may return up to 10% of the previous quarter’s purchases, if they place an offsetting order for the amount they returned.

In future filings we will describe the material terms of our agreements and arrangements with Ingram Micro, and with other customers that may in the future in aggregate constitute 10% or more of our net sales, under the “Marketing, Sales and Distribution” section of our Annual Reports on Form 10-K.

As noted above, our distribution agreements are entered into in the ordinary course of business. In addition, there is no single agreement with Ingram Micro that we consider material. Given the terms of the various contracts, we also do not consider them material as a whole. As a result, we believe that we do not need to file the individual agreements with the various Ingram Micro entities under Item 601(b)(10) of Regulation S-K.

Intellectual Property and Proprietary Rights, page 14

2.	Staff Comment No. 2: We note your disclosure that you generally require your customers to obtain a software license before providing them with the required software. Please explain to us how this requirement affects your revenue recognition accounting for your products and services for which licenses are required. Specifically, address how you determined whether the licensed software embedded in your products falls within the scope of SOP 97-2.

Response to Comment No. 2:

We do not believe the requirement for our end-users to accept a software license agreement before using the software provided with our peripheral products causes our product revenue to be governed by Statement of Position 97-2 (“SOP 97-2”). Our software provides certain functionality that is not separately marketed as part of the overall peripheral product, and we believe that such software is not a significant factor in the end-user’s purchase decision.

As stated in paragraph .02, SOP 97-2 does not apply to revenue earned on products containing software when the software is incidental to the products as a whole. In determining the applicability of SOP 97-2 to our peripheral products, we follow the guidance in Footnote 2, which provides indicators to consider in evaluating whether software is incidental.

•	Focus of marketing efforts: Our marketing efforts are directed towards the features and functionality of the peripheral products.

•	Software sales: We do not sell our software separate from the peripheral product.

•

Post-contract customer support: We do not provide post-contract customer support as defined in paragraph .56 of SOP 97-2. We provide, at no charge, technical and customer product support to assist customers in setting up products for use. We do not offer maintenance agreements to customers. Certain modifications to the incidental software are provided to maintain functionality to published standards (i.e., “bug”-fixes), to maintain compatibility with computers and other digital platforms, or to provide insignificant changes which are not upgrades or enhancements as defined in the Glossary of SOP 97-2.

•

Software development costs: We have not incurred significant software development costs within the scope of Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.

Based on the foregoing indicators, we concluded that the licensed software included with our peripheral products is incidental to the product as a whole and hence, our peripheral products do not fall within the scope of SOP 97-2.

Materials, page 15

3.	Staff Comment No. 3: Rather than refer the reader to a risk factor, expand your discussion to identify your source and availability of materials. Specify whether you have any agreements upon which you are substantially dependent for purposes of manufacturing or supply of materials and, if so, describe their terms and file them as exhibits.

Response to Comment No. 3:

In future filings we will expand our disclosure to identify our sources and availability of materials in the “Materials” section of the Form 10-K, consistent with the disclosure provided in the risk factor on page 22 of the Form 10-K for the fiscal year ended March 31, 2008.

As disclosed in that risk factor, Logitech does purchase key components and products from a limited number of sources. However, we supplementally advise the Staff that all agreements with our external manufacturers and materials suppliers are made in the ordinary course of business, and we are not substantially dependent on any agreement for purposes of manufacturing or supply of materials.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

4.	Staff Comment No. 4: Please confirm in writing that you will comply with the following comment in all future filings. Expand your discussion to describe any known trends or uncertainties that have had, or you reasonably expect will have, a material impact on net sales, revenues or income from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K. As possible examples, we note the increased fuel costs that are passed on to you from your shippers, the extended lead times on obtaining semiconductors and base metals, the trend away from desktop PCs and towards notebooks with a resulting decrease in OEM sales, the state of both the global economy and various regional economies, and the impact the purchase of WiLife will have on your products relating to digital content for the home. If material, explain the effect these matters, and any other known trend and uncertainties, will have on continuing operations.

Response to Comment No. 4:

We confirm that we will comply with the above comment in all future filings, and will, if applicable, include discussion of any known trends or uncertainties that have had, or we reasonably expect will have, a material impact on our net sales, revenues or income from operations in accordance with Item 303(a)(3)(ii) of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 52

5.	Staff Comment No. 5: Revise your disclosure to state, if true, that there were no other changes, as opposed to no other significant changes, in your internal control over financial reporting for the period ended March 31, 2008. Refer to Item 308(c) of Regulation S-K. Similarly, revise the disclosure in your Form 10-Q for the quarter ended June 30, 2008 to say, if true, that there were no changes, as opposed to no significant changes, in your internal control over financial reporting for the quarter ended June 30, 2008.

Response to Comment No. 5:

We confirm that there were no other changes, as opposed to no other significant changes, in our internal control over financial reporting for the periods ended March 31, 2008 and June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In future filings we will state, if true, that there were no changes, as opposed to no significant changes, in our internal control over financial reporting for the applicable period.

Exhibits

6.	Staff Comment No. 6: Ensure that you have filed all required exhibits. We note for example that you have not filed the Management Deferred Compensation Plan or the letter agreement between Mr. Hawkins and Logitech dated March 4, 2006. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response to Comment No. 6:

We will file the Management Deferred Compensation Plan as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

The letter agreement with Mr. Hawkins was not previously filed by us because until March 31, 2008 Logitech was a foreign private issuer, and under Swiss law we were not required to disclose executive officer compensation (or agreements) on an individual basis. In addition, all obligations under this agreement had been performed by the fiscal year 2008 Form 10-K filing date. The agreement offered Mr. Hawkins employment as Chief Financial Officer, and provided for Mr. Hawkins’s initial salary, initial target bonus opportunity, initial option grant, the payment of relocation expenses, and the retention bonus paid early in fiscal year 2008. The economic terms of Mr. Hawkins’s fiscal year 2008 employment and the amount and fact of the payment of the retention bonus to Mr. Hawkins in fiscal year 2008 were disclosed in the Definitive Proxy Statement for our 2008 Annual General Meeting.

We supplementally advise the staff that we are in the process of negotiating change of control agreements and compensation agreements with our named executive officers. Once these agreements are executed, they will be filed as exhibits to a Form 8-K that we will file within four business days after the date such agreements are executed.

We further advise the Staff that we have identified an agreement entered into in 2001 with one of our named executive officers that provides for six months severance in the event of termination of the individual without cause. This agreement will be superseded by the agreements referenced in the preceding paragraph. We confirm that we have otherwise filed all required exhibits.

Definitive Proxy Statement on Schedule 14A

Proposal 8

Elections to the Board of Directors, page 23

7.	Staff Comment No. 7: In future filings, please eliminate any gaps for the past five years in the biographies of the executive officers and directors. For example, we note there are gaps in the biography of Mr. Quindlen from October 2004 until he joined Logitech in October 2005, and in the biography of Mr. Laube from the time he left Roche Consumer Health in 2004 until he joined Nestle in April 2005.

Response to Comment No. 7:

In future filings, we will not have gaps in the five-year biographies of executive officers and directors.

Corporate Governance and Board of Directors Matters

Elections to the Board of Directors

Shareholder Recommendations and Nominees, page 29

8.	Staff Comment No. 8: We note that you do not have a policy with regard to the consideration of director nominees by shareholders. In future filings, please state the basis for your view that it is appropriate not to have such a policy. Refer to Item 407(c)(2)(iii) of Regulation S-K

Response to Comment No. 8:

In future filings we will either state the basis for our view that it is appropriate not to have such a policy, or describe such policy, if one is adopted.

*******

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (510) 795-8500 should you have any questions or comments to this response.

Very truly yours,

/s/ Mark J. Hawkins
Mark J. Hawkins
Chief Financial Officer

cc:	Marc Thomas, Staff Accountant, Division of Corporation Finance, SEC

Audit Committee, Logitech International S.A.

Gerald Quindlen, President and CEO, Logitech International S.A.

Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.

Betty Jo Charles, PricewaterhouseCoopers LLP